

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
No Act



03027651

July 18, 2003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/18/2003

Guy Lawson
McGrath North Mullin & Kratz, PC LLO
Suite 3700 First National Tower
1601 Dodge Street
Omaha, NE 68102

Re: ConAgra Foods, Inc.
Incoming letters dated May 21, 2003 and June 2, 2003

PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

Dear Mr. Lawson:

This is in response to your letters dated May 21, 2003 and June 2, 2003 concerning the shareholder proposal submitted to ConAgra by Donald D. Hudgens and William J. Scherle. We also have received a letter on the proponents' behalf dated May 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Donald D. Hudgens
16711 Pine Street
Omaha, NE 68130-0837

William J. Scherle
50488 370th Street
Henderson, IA 51541

125 7183

McGRATH NORTH MULLIN & KRATZ, PC LLO
SUITE 3700 FIRST NATIONAL TOWER
1601 DODGE STREET, OMAHA, NEBRASKA 68102
402-341-3070
FAX: 402-341-0216

June 2, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***ConAgra Foods, Inc.; Commission File No. 1-7275***
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

ConAgra Foods, Inc. has received a letter from Mr. Donald Hudgens dated May 27, 2003 in response to the company's no-action request dated May 21, 2003 with respect to his shareholder proposal. The company believes this letter, along with the company's previous letter and the proponent's letter, will assist the staff in its review of the reasons proposed by the company as a basis to exclude the shareholder proposal.

I. Rule 14a-8(i)(6)

The proposal, if implemented, will require ConAgra Foods to modify price and exercise terms of existing options. Shareholders voting on the proposal will expect implementation of the proposal they voted upon, not a proposal constructed of subsequently explained intentions of the proponents.

The proponents state their proposal is a request, and therefore ConAgra Foods can implement it in a manner that does not violate existing contracts. However, the fact that the proposal requests, rather than mandates, the breach of existing contractual obligations does not alter the analysis. Rule 14a-8(i)(6) permits the exclusion of precatory proposals that, if adopted, may cause a company to breach existing agreements.

II. Rule 14a-8(i)(3), Rule 14a-8(i)(6) and Rule 14a-9

The proposal requires the comparison of "the exercise price of ConAgra Foods stock options" against a rate of change of an index, a determination that is impossible to make. The

proponents' response fails to explain how such a determination can be made and further underscores the vague and indefinite nature of the proposal.

As discussed in the company's no-action request, the shareholders and company can have significantly different interpretations on how to implement the proposal. The proponents have offered no rationale why a proposal, the implementation of which cannot be determined with reasonable certainty, should be included in the proxy statement. Even the proponents, with admirable candor, acknowledge that the discontinuance of their proposed index, one of the implementation uncertainties, presents "some potential problems." We respectfully submit that the proponents have failed to present a proposal that is clear and definite with clear guidance on how it is to be implemented.

III. Rule 14a-8(i)(7)

Notwithstanding the proponents' explanation in their letter, the vesting provision of the proposal applies to "employees" and is not clearly limited to "all senior executives and corporate directors." It is unlikely that shareholders voting on the proposal or the company in implementing the proposal can determine with any reasonable certainty that the vesting provision applies only to senior executives and corporate directors. This flaw in the proposal has also been previously brought to the proponents' attention but they have chosen not to clearly limit the proposal to senior executive or director compensation.

ConAgra respectfully requests that the staff confirm at its earliest convenience that it will not recommend any enforcement action if ConAgra Foods excludes the proposal from proxy materials for its 2003 annual shareholders meeting. If you have any questions regarding this matter, or as soon as a staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely,



Guy Lawson

GL/mlw
Enclosures

cc: Donald Hudgens
William Scherle
James P. O'Donnell, Executive Vice President, Chief Financial Officer and Corporate Secretary, ConAgra Foods, Inc.

May 27, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N. W.
Washington, DC 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 0 2 2003
WASH, D.C.
155
SECTION

RE: ConAgra Foods, Inc.; Commission File No. 1-7275 Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

My name is Donald D. Hudgens and I, along with fellow shareholder and former Iowa Congressman William J. Scherle, are the proponents of the above mentioned Shareholder Proposal. A copy for your examination is enclosed.

Our intention is that the shareholders have the opportunity to express to the Board of Directors that the Board of Directors consider modifying current and all future stock option plans. It is a request, not a requirement.

ConAgra Foods, Inc. counsel objections for inclusion of the proposal are pursuant to the following SEC regulations:

I. Rule 14a-8(i)(6), because ConAgra Foods would lack the power to implement the proposal as it requires the company to breach existing contractual obligations;

II. Rule 14a-8(i)(3), and Rule 14a-8(i)(6), because the proposal is vague and indefinite and contrary to Rule 14a-9: and

III. Rule 14a-8(i)(7) because the proposal relates to ConAgra Foods' ordinary business operations.

ConAgra Foods' counsel point I.

Counsel contends the proposal *"requires the company to breach existing contractual obligations"*. The proposal is a request, not a requirement. Our interpretation of the word "modify" does not infer changing stock option plans retroactively, which we believe would be in violation of existing law, but to change them from the point of passage forward. Since it is a request, the company has the latitude to implement the proposal in this manner. It certainly is

not our intention for our company to violate any existing contractual obligations or law. Therefore, we do not believe ConAgra Foods, Inc. would *"lack the power to implement the proposal under Rule 14a-8(i)(6)"*. We respectfully believe you should rule against ConAgra Foods, Inc. counsel on this point.

ConAgra Foods' counsel point II.

Counsel's argument, *"because the proposal is vague and indefinite"*, seems to us to be an attempt to obfuscate the issue beyond all reason. The proposal addresses the growth rate of the exercise price (that is the price on the date of the grant) to the S&P Packaged Foods Index value on that same date. A percentage growth rate is the number (be it exercise price or index value) at the end of the period minus the number (be it exercise price or index value) from the beginning of the period divided by that number (be it exercise price or index value) from the beginning of the period. The rate of growth of ConAgra Foods, Inc. common stock must be one percent higher than the rate of growth of the S&P Packaged Foods Index in absolute terms. The same would be applicable in a declining market. If, for instance, the S&P Packaged Foods Index were to decline 8% and ConAgra Foods, Inc. common stock were to decline 7% ConAgra Foods', Inc. decline would be 1% less than the decline of the S&P Packaged Foods Index and the options would vest. The options would of course be "out of the money" but would be vested and could still have a period of time to be exercised by which time they could very well be "in the money". In our proposal we are addressing the vesting of options, not the price at the time of the grant.

Counsel's argument that "proposal fails with discontinuance of index" does present some potential problems. However, in 2001 I presented a similar shareholder proposal to ConAgra, Inc. coupling the vesting of options with the S&P 500 Index. Messrs. James O'Donnell and Owen Johnson of ConAgra, Inc. thought that was unfair and any such proposition should be coupled with a peer group. That proposal failed to get on the proxy. In 2002 Mr. William Scherle joined me in presenting a proposal which would require the vesting of options to compare performance of ConAgra Foods, Inc. stock with the S&P Food Group Index. That index was subsequently replaced with the S&P Packaged Foods Index.

The point is that we want to couple the vesting of options with an external index of peer companies which is now the S&P Packaged Food Index.

ConAgra Foods, Inc. has the power and ConAgra Foods, Inc. has exercised the power to change plans and programs. Example: In May of 1993 ConAgra, Inc. initiated a special long-term incentive program for then Chief Executive Officer, Mr. Philip Fletcher. Under the plan, Mr. Fletcher ***must*** remain Chief Executive Officer of ConAgra through May 30, 1998 in order to receive any award. (ConAgra, Inc. proxy statement for the September 23, 1993 annual meeting) This plan was amended in 1996 and 1997 and Mr. Rohde assumed the position of Chief Executive Officer of ConAgra, Inc. on September 25, 1997 and Mr. Fletcher did receive an award under the special long-term incentive program created for him. (ConAgra, Inc. proxy statement for the September 25, 1997 annual meeting)

Counsel's argument that *"the proposal is flawed because it is vague and indefinite, fails to provide clear definitions of critical terms and fails to provide clear guidance on how it should be implemented"* we believe is unfair. The Security and Exchange Commission regulations permit companies to limit shareholder proposals to five hundred words. ConAgra Foods, Inc. insisted we adhere to the five hundred word limit, therefore, every nuance cannot be explained in minute detail and the proposal is intended to be a guideline for action by the Board of Directors. We respectfully believe you should rule against ConAgra Foods, Inc. counsel on this point.

ConAgra Foods' counsel point III.

Counsel's argument that the proposal is applicable to **ALL** employees of ConAgra Foods, Inc. is fallacious. The proposal clearly states in the second paragraph that the proposal is "for all senior executives and corporate directors". The senior executives are employees of ConAgra Foods, Inc.; they are employed by the owners whose representatives, the directors, have the power to hire, dismiss, set salaries and bonuses, determine policy etc. According to Security and Exchange regulations ordinary shareholders have the right to vote on proposals submitted by ordinary shareholders if we believe our representatives are remiss in their duty. We respectfully believe you should rule against ConAgra Foods, Inc. counsel on this point.

CONCLUSION

The Conference Board Commission on Public Trust and Private Enterprise co-chaired by Peter G. Peterson and John W. Snow and comprised of a group of distinguished individuals from the financial community recently issued a report which stated:

The Roles and Responsibilities of Shareowners

"Shareowners, particularly long-term shareowners, should act more like responsible owners of the corporation. They should have not only the motivation, but also the ability to participate in the corporation's election process through involvement both in the nomination of directors and in proposals in the company's proxy statement about business issues and shareowner concerns regarding governance of the corporation."

A later paragraph states: "A second way that shareowners have participated in the electoral process is by submitting proposals to be included in the company's proxy statement. Typically, these proposals are advisory only, intended to provide management with the proponent shareowner's views on these issues. Under current SEC rules, however, management can omit a shareowner proposal if, among other reasons, it relates to the ordinary business operations of the company. This "ordinary business" exclusion has often operated to omit proposals that were of considerable importance to shareowners, and the SEC is considering relaxing the standard."

A footnote to the preceding paragraph states: "Commissioners Levitt, Bogle, Bowsher, Gilbert and Paine believe that the SEC should reconsider and reevaluate whether the ordinary business exclusion should be eliminated or modified in order to allow shareholders greater participation in the electoral process. They believe that such a reevaluation is consistent with the current reexamination of corporate governance practices."

Many articles in magazines and newspapers and much discussion on news and news analysis programs recently are addressing executive compensation. More and more frequently those who make the decisions about compensation for executives appear to be a tight knit group serving on each others board. Quite

frankly they often appear to have interests other than those of the common shareholder of the company on whose boards they are serving.

We believe our proposal is reasonable and the owners of ConAgra Foods, Inc. should be permitted to vote on it. It would provide guidance to our representatives, the Board of Directors, the wishes of the common shareholder as to the direction we believe should be taken in compensating our employees.

We respectfully request that the staff require ConAgra Foods, Inc. allow shareholders to vote on this proposal.

If you have any questions concerning this matter please call me at the phone number below.

Sincerely,



Donald D. Hudgens
16711 Pine Street
Omaha, NE 68130-1349
(402) 330-0837

Enclosure

cc James P. O'Donnell, Executive Vice President, Chief Financial Officer and Corporate Secretary, ConAgra Foods, Inc.

Stock Options

Inasmuch as shareholders invest in public corporations anticipating financial rewards through payment of dividends and/or increase in stock price, it is reasonable that management exert every legal effort to enhance value and receive compensation through stock options and bonuses in such a manner as to provide shareholders and the public with assurances that programs are fair and equitable to the interests of both.

With that in mind, the following recommendations are submitted for a vote by all shareholders requesting the Board of Directors modify current and all future stock option plans for all senior executives and corporate directors as follows:

- The exercise price of ConAgra Foods stock options, under any stock option plan, must exceed the rate of growth of the S&P Packaged Foods Index by one percent from the date they are granted to the date they vest or they will not vest.

- Vesting of any stock options cannot occur any sooner than one year after granting under any plan. Exercisability of options cannot be accelerated under any circumstance.

- The right to exercise options under any plan will expire six years from the original grant date.

- Employees must remain in the employment of ConAgra Foods and directors must continue in that capacity until options vest or until that employee or director reach mandatory retirement age or they will be lost to that employee or director.

- Any shares which do not vest will not be returned to the pool of shares to be granted at some later date.

Supporting Statement

Because our company is extremely generous in granting stock options to senior executives and corporate directors, we believe their performance must be measured against an external standard. This would couple rewarding of those employees with individual investors.

We believe individuals purchasing ConAgra Foods stock on the same date options are granted can rightfully expect it to grow at a rate exceeding its peer group. If it does not exceed that growth rate, those who have options given them should not profit from a lesser gain.

We believe vesting of options after one year and exercising within six years is sufficient time to prove the value of the grant. Additionally, we believe one opportunity for options on any given shares is enough.

We believe these modifications would provide incentive for our company's management team to be the best company in their peer group and our Directors to better discharge their fiduciary responsibility to the shareholders.

We have no intention for the leadership of our company to become fixated on the market price of ConAgra Foods, Inc. stock. We believe exceptional leadership and honesty in directing the course of our company affairs will be recognized by the market and will lead to that end.

Please vote **FOR** this proposal.

McGRATH NORTH MULLIN & KRATZ, PC LLO
SUITE 3700 FIRST NATIONAL TOWER
1601 DODGE STREET, OMAHA, NEBRASKA 68102
402-341-3070
FAX: 402-341-0216

May 21, 2003



VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***ConAgra Foods, Inc.; Commission File No. 1-7275***
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Our firm serves as counsel for ConAgra Foods, Inc., a Delaware corporation. We are submitting this letter on behalf of ConAgra Foods pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

ConAgra Foods received a shareholder proposal, accompanied by a supporting statement, from Donald Hudgens and William Scherle for inclusion in ConAgra Foods' proxy materials for the 2003 annual shareholders' meeting to be held on or about September 25, 2003.

Subject to the staff's response, ConAgra Foods intends to exclude the proposal from its proxy materials pursuant to the following:

I. Rule 14a-8(i)(6), because ConAgra Foods would lack the power to implement the proposal as it requires the company to breach existing contractual obligations;

II. Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the proposal is vague and indefinite and contrary to Rule 14a-9; and

III. Rule 14a-8(i)(7), because the proposal relates to ConAgra Foods' ordinary business operations.

ConAgra Foods respectfully requests confirmation that the staff will not recommend any enforcement action against ConAgra Foods for excluding the proposal from its proxy materials pursuant to these rules.

We are enclosing six copies of this letter and the proposal, together with the supporting statement, as submitted by the proponents. We are also forwarding a copy of this letter to the proponents as notice of ConAgra Foods' intention to exclude the proposal from the proxy materials. To the extent that any reasons for exclusion stated in this letter are based on matters of law, this letter will serve as supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

THE PROPOSAL

The proposal states:

> "With that in mind, the following recommendations are submitted for a vote by all shareholders requesting the Board of Directors modify current and all future stock option plans for all senior executives and corporate directors as follows:
>
> The exercise price of ConAgra Foods stock options, under any stock option plan, must exceed the rate of growth of the S&P Packaged Foods Index by one percent from the date they are granted to the date they vest or they will not vest.
>
> Vesting of any stock options cannot occur any sooner than one year after granting under any plan. Exercisability of options cannot be accelerated under any circumstance.
>
> The right to exercise options under any plan will expire six years from the original grant date.
>
> Employees must remain in the employment of ConAgra Foods and directors must continue in that capacity until options vest or until that employee or director reach mandatory retirement age or they will be lost to that employee or director.
>
> Any shares which do not vest will not be returned to the pool of shares to be granted at some later date." [*emphasis added*]

DISCUSSION

I. The proposal may be excluded under Rule 14a-8(i)(6) because ConAgra Foods would lack the power to implement the proposal as it requires the company to breach existing contractual obligations.

Rule 14a-8(i)(6) permits the exclusion of shareholder proposals if a company would lack the power or authority to implement the proposal. Proposals that would require a company to breach its existing contractual obligations are excludable because a company would lack the power or authority to implement such a proposal. See, *Sensar Corporation (May 14, 2001)* and *Safety 1st, Inc. (February 2, 1998)*. See also, *The Gillette Company (March 10, 2003) (proposal requested that all stock option grants to senior executives be performance based).*

The proposal requests ConAgra Foods' board to "modify current" stock option plans to make the numerous changes provided for by the proposal. ConAgra Foods has granted stock options pursuant to its current stock option plans. The terms of the outstanding stock options are specified in individual stock option agreements. The proponents are aware of the company's objection to the

application of the proposal to existing stock options, *see ConAgra Foods (July 19, 2002)*, but have chosen not to revise the proposal to apply only to future stock option grants.

Implementation of the proposal would require the board to change the terms of current stock option agreements that would affect employee rights with respect to previously granted stock options. Implementation of the proposal would require ConAgra Foods to unilaterally modify price and exercise terms of previously granted stock options. Such implementation of the proposal would cause ConAgra Foods to breach existing contractual obligations provided by the stock plan and the stock options.

The fact that the proposal requests, rather than mandates, board action does not alter this analysis. Rule 14a-8(i)(6) permits exclusion of precatory proposals that may cause a company to breach an existing agreement. See, *Abbott Laboratories (February 18, 2003) (proposal requested that certain executive compensation be limited in any year the company pays fines or consent decrees in excess of $15 million); Liz Claiborne, Inc. (March 18, 2002)* and *Duke Energy Corporation (January 16, 2002) (proposals requested boards to seek approval of present and future executive officer severance agreements).*

The proposal, if implemented, would cause ConAgra Foods to breach existing contractual obligations. Accordingly, the proposal is excludable because ConAgra Foods lacks the power to implement the proposal under Rule 14a-8(i)(6).

II. The proposal is vague and indefinite and may be excluded under Rule 14a-8(i)(3) for violating Rule 14a-9 and cannot be implemented under Rule 14a-8(i)(6).

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Proposals that are vague and indefinite come within this exclusion. See, *Eastman Kodak Company (March 3, 2003) (proponent failed to define critical terms or otherwise provide guidance on how it should be implemented); Pfizer, Inc. (February 18, 2003) (proposal lacked clear guidance on what is intended); Occidental Petroleum Corp. (March 8, 2002)(proposal failed to clearly set forth what is required of the company);* and *The Coca-Cola Co. (January 30, 2002) (shareowners or the company could not comprehend precisely what the proposal entails)*. Additionally, a proposal may be excluded under Rule 14a-8(i)(6) if it is so vague that a company would lack the power or authority to implement the proposal. See, *International Business Machines Corporation (January 14, 1992).*

A proposal is vague, indefinite and misleading if a company and its shareholders might interpret the proposal differently, such that any action(s) ultimately taken by the company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal. *Occidental Petroleum Corp. (February 11, 1991).* Vague and indefinite proposals permit neither the shareholders voting on the proposals nor the companies, in implementing the proposals, to be able to determine with any reasonable certainty exactly what actions or measures the proposals require. See, *Philadelphia Electric Company (July 30, 1992); E.I. du Pont de Nemours and Company (February 13, 1992);* and *Archer Daniels Midland Company (June 21, 1991).* See also, *International Business Machines (January 7, 1992) (staff concurred proposal was vague and indefinite and noted the absence of any specificity as to what constitutes an "entity doing business with" an anti-American company)* and *Trammel Crow Real Estate Investors (March 11, 1991) (staff concurred proposal was vague and indefinite and noted that the meaning*

and application of terms and conditions, such as, "economic" and "conflict," in the proposal would have to be made without guidance from the proposal and would be subject to different interpretations).

The first part of the proposal provides that "the exercise price of ConAgra Foods stock options, under any stock option plan, must exceed the rate of growth of the S&P Packaged Foods Index by one percent from the date they are granted to the date they vest or they will not vest." Neither ConAgra Foods, in implementing the proposal, nor shareholders voting on the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires.

Ambiguous: A Number Cannot be Compared to a Percent. The proposal requires a number to exceed a rate of growth, which is a determination that is impossible to make. The following example demonstrates the problem with the proposal which would be present in any grant of stock options:

- a stock option is granted on May 1, 2004, to purchase one share;
- the stock option will vest, if it vests at all, on April 30, 2008;
- on April 30, 2008, the exercise price is $25 (whether fixed on the date of grant, calculated by formula or determined by any other means);
- assume the "rate of growth" of the specific index from May 1, 2004 to April 30, 2008 equals a rate of growth of 5%;
- the company cannot determine if the stock option will vest or not vest on April 30, 2008 because it is impossible to determine if a number ($25 exercise price) exceeds a rate (5%) "by one percent."

Ambiguous: Percent Determination Unclear. The proposal is ambiguous because it fails to provide meaning to "rate of growth of the S&P Packaged Foods Index by <u>one percent</u>" (emphasis supplied). The company and shareholders may have significantly different interpretations of the meaning, such as determining in the above example that "by one percent" means 6% (5% + 1%) or means 5.05% (one percent of 5%).

Ambiguous: Proposal Fails with Discontinuance of Index. The proposal provides no guidance on what to do if the specific index does not exist when the determination on vesting of a stock option is to be made. The company would be unable to determine whether stock options "vest or will not vest" if the S&P Packaged Foods Index is discontinued. ConAgra Foods used the S&P <u>Food Group Index</u> in the Comparative Stock Performance graph for its proxy statement until 2002 when the index <u>was discontinued</u>. ConAgra Foods <u>replaced the index</u> with the S&P Packaged Foods Index and, as with the S&P Food Index, there is no assurance that the S&P Packaged Foods Index will continue.

Ambiguous: Effect of Poor Market Performance. The shareholders voting on the proposal will not know what the effect of the proposal will be on options during periods of poor market performance. If the S&P Packaged Foods Index has a negative rate of growth, it is unclear if the proposal results in options not being exercisable or exercisable at an exercise price that is below the fair market price of shares on the date of option grant.

The company plans were approved by shareholders following a comprehensive explanation of the terms of the plans in the company's proxy statements. The shareholders voted for approval of these plans after a clear explanation that the plans require that the exercise price of options may not be less than the fair market value of the company common stock on the date of grant. A negative growth rate in the "peer group" referred to in the proponents' supporting statement, assuming an exercise price could be determined under the terms of the proposal, may result in an exercise price lower than the fair market value of the company stock on the date of the option grant. Such a result is not permitted by the basic provisions of the plans which were approved by the shareholders pursuant to a clear and unambiguous company proposal.

The proposal is flawed because it is vague and indefinite, fails to provide clear definitions of critical terms and fails to provide clear guidance on how it should be implemented. ConAgra Foods respectfully submits that the proposal is excludable under Rules 14a-8(i)(3) and 14a-9 due to the vague, indefinite and misleading nature of the proposal.

III. The proposal may be excluded under Rule 14a-8(i)(7) because it relates to ConAgra Foods' ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to a company's ordinary business operations. Proposals that address a company's general compensation matters are within a company's ordinary business operations.

The staff has stated that proposals affecting the compensation of the chief executive officers, other senior executives and directors raise social policy issues and do not relate to a company's ordinary business. *Xerox Corporation (March 25, 1993).* Proposals not clearly limited to senior executives address a company's general compensation matters. Such proposals are within the ordinary business operations exclusion of Rule 14a-8(i)(7). See, *Storage Technology Corporation (April 1, 2003) (proposal requested stockholder approval prior to forgiving any existing loan made by the company to any employee or board member); Cadence Design Systems, Inc. (March 20, 2002) (proposal requested shareholder vote on equity compensation plans designed for the benefit of employees generally); Nortel Networks Corporation (February 28, 2002) (proposal sought to modify employee stock option program); The Boeing Company (February 6, 2002) (proposal sought to replace existing performance bonus programs with an expanded version applicable to all employees and corporate officers);* and *E.I. du Pont de Nemours and Company (March 15, 2001) (proposal limited bonus payments to employees).*

In *Sempra Energy (December 19, 2002)*, the staff agreed that there was a basis to exclude a proposal for relating to the company's general compensation matters. The proposal in *Sempra Energy* sought to limit the issuance of stock options and stock derivatives and applied to both executives and employees. See also, *MBNA Corporation (February 23, 2000) (proposal requesting preparation of report on ownership of company stock and options by executive officers and employees related to the company's general compensation matters)* and *T. Rowe Price Associates, Inc. (February 7, 2000) (proposal on bonuses for officers and employees related to general compensation matters of the company).*

As with the proposals in *Sempra Energy, MBNA* and *T. Rowe Price*, the proposal is flawed because it targets compensation policy practices that include employee compensation. The proposal provides that "Employees must remain in the employment of ConAgra Foods and directors must continue in that capacity until options vest or until that employee or director reaches mandatory

retirement age or they will be lost to that employee or director" (emphasis supplied). The proposal applies the employment / retirement limitation on vesting to all employees. The proponents specifically broadened the application of this portion of the proposal beyond senior executives to require that employees remain in employment for options to vest. Thus, the proposal seeks to manage general compensation at ConAgra Foods by requiring a particular employment condition for stock options for all employees.

In the company's no-action request in 2002, the company pointed out that the same vesting limitation provision applied to employees and wasn't restricted to senior executives. The proponents replied that, "We believe stock options are not a form of general compensation...We believe an employee who does not remain in employment until options vest should not be entitled to them as it violates the basic reason for them." *ConAgra Foods, Inc. (July 19, 2002) (proponent's response to the company's no-action request dated May 28, 2002).* Notwithstanding prior objections, the proponents continue to propose vesting restrictions for general compensation matters.

The proposal is not limited to chief executive, senior executive or director compensation. Accordingly, the proposal relates to ConAgra Foods' ordinary business operations and is excludable under Rule 14a-8(i)(7).

If any portion of a proposal is excludable because it relates to a company's ordinary business operations, the entire proposal can be excluded. *E*TRADE Group, Inc. (Oct. 31, 2000) (proposal related to establishment of shareholder value committee for the purpose of advising the board on potential mechanisms for increasing shareholder value); Associated Estates Realty Corporation (March 23, 2000) (proposal made recommendations concerning CEO compensation and disposition of non-core businesses and assets); and Kmart Corporation (March 12, 1999) (proposal requested board to report company actions to ensure it does not purchase from suppliers using forced labor, convict labor or who fail to comply with laws protecting employee rights).*

CONCLUSION

Based upon the foregoing, ConAgra Foods respectfully requests that the staff confirm, at its earliest convenience, that it will not recommend any enforcement action if ConAgra Foods excludes the proposal from the proxy materials for its 2003 annual shareholders' meeting in reliance on Rules 14a-8(i)(6), 14a-8(i)(3), and 14a-8(i)(7).

ConAgra Foods presently anticipates mailing its proxy materials for the 2003 annual shareholders' meeting on or about August 22, 2003 and to submit final materials for printing on or about August 6, 2003. We would appreciate a response from the staff in time for ConAgra Foods to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the undersigned using the stamped, pre-addressed envelope provided. Should the staff disagree with ConAgra Foods' position, we would appreciate the opportunity to confer with the staff

prior to the issuance of its response. If you have any questions regarding this matter or as soon as a staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely,



Guy Lawson

Enclosures

cc: Donald Hudgens
William Scherle
James P. O'Donnell, Executive Vice President, Chief Financial Officer and Corporate Secretary, ConAgra Foods, Inc.

Attachment – Proponents Proposal and Supporting Statement

STOCK OPTIONS

Inasmuch as shareholders invest in public corporations anticipating financial rewards through payment of dividends and/or increase in stock price, it is reasonable that management exert every legal effort to enhance value and receive compensation through stock options and bonuses in such a manner as to provide shareholders and the public with assurances that programs are fair and equitable to the interests of both.

With that in mind, the following recommendations are submitted for a vote by all shareholders requesting the Board of Directors modify current and all future stock option plans for all senior executives and corporate directors as follows:

- The exercise price of ConAgra Foods stock options, under any stock option plan, must exceed the rate of growth of the S&P Packaged Foods Index by one percent from the date they are granted to the date they vest or they will not vest.
- Vesting of any stock options cannot occur any sooner than one year after granting under any plan. Exercisability of options cannot be accelerated under any circumstance.
- The right to exercise options under any plan will expire six years from the original grant date.
- Employees must remain in the employment of ConAgra Foods and directors must continue in that capacity until options vest or until that employee or director reach mandatory retirement age or they will be lost to that employee or director.
- Any shares which do not vest will not be returned to the pool of shares to be granted at some later date.

Attachment – Proponents Proposal and Supporting Statement

SUPPORTING STATEMENT

Because our company is extremely generous in granting stock options to senior executives and corporate directors, we believe their performance must be measured against an external standard. This would couple rewarding of those employees with individual investors.

We believe individuals purchasing ConAgra Foods stock on the same date options are granted can rightfully expect it to grow at a rate exceeding its peer group. If it does not exceed that growth rate, those who have options given them should not profit from a lesser gain.

We believe vesting of options after one year and exercising within six years is sufficient time to prove the value of the grant. Additionally, we believe one opportunity for options on any given shares is enough.

We believe these modifications would provide incentive for our company's management team to be the best company in their peer group and our Directors to better discharge their fiduciary responsibility to the shareholders.

We have no intention for the leadership of our company to become fixated on the market price of ConAgra Foods, Inc. stock. We believe exceptional leadership and honesty in directing the course of our company affairs will be recognized by the market and will lead to that end.

Please vote **FOR** this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConAgra Foods, Inc.
Incoming letter dated May 21, 2003

The proposal requests that the board of directors modify all current and all future stock option plans for all senior executives and corporate directors.

We are unable to concur in your view that ConAgra may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ConAgra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ConAgra may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that ConAgra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that ConAgra may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ConAgra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Grace K. Lee
Special Counsel